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                    UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                      Form 13F

                 Form 13F COVER PAGE
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Report for the Calendar Year or Quarter Ended: December 31, 2007

Check here if Amendment [   ];   Amendment Number: ___
        This Amendment (Check only one.):   [ ] is a restatement.
                                            [ ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Peter Hwang Fang
Address: P.O. Box 1655
                 Lafayette, CA 94549

Form 13F File Number: 028-11832

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Peter H. Fang
Title: Owner
Phone: (925) 408-5276

Signature, Place, and Date of Signing:

 /s/Peter Fang   Lafayette, California   02/13/2008
 ----------------   ---------------------   ----------
 [Signature]   [City, State]   [Date]

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
     are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings are reported in this report, and all
     holdings are reported by other reporting manager(s).

[ ] 13F COMBINATION REPORT.   (Check here if a portion of the holdings for this
     reporting manager are reported in this report and a portion are reported by
     other reporting manager(s).)

<PAGE>

                          Form 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 13

Form 13F Information Table Value Total: $139,948

                                              (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.

NO.   13F File Number   Name
---   ---------------   ----

          NONE

<PAGE>

Peter Hwang Fang
FORM 13F
Public
12/31/2007

<TABLE>
<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1,000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Ambassadors Group Inc.	COM	023177 10 8	2,104	114,907	SH		SOLE		114,907		114,907
Anadarko Pete Corp	COM	032511 10 7	5,255	80,000	SH		SOLE		80,000		80,000
Berkshire Hathaway Inc - Del	CL A	084670 10 8	21,240	15,000	SH		SOLE		15,000		15,000
Berkshire Hathaway Inc Del	CL B	084670 20 7	34,904	7,370	SH		SOLE		7,370		7,370
Costco Whsl Corp New	COM	22160K 10 5	1,423	20,400	SH		SOLE		20,400		20,400
Daily Journal Corp	COM	233912 10 4	328	8,100	SH		SOLE		8,100		8,100
Hansen Medical Inc	COM	411307 10 1	6,773	226,212	SH		SOLE		226,212		226,212
Legg Mason Inc	COM	524901 10 5	10,607	145,000	SH		SOLE		145,000		145,000
McGrath Rentcorp	COM	580589 10 9	9,012	350,000	SH		SOLE		350,000		350,000
Mercury Genl Corp New	COM	589400 10 0	5,892	118,286	SH		SOLE		118,286		118,286
Moodys Corp	COM	615369 10 5	10,114	283,300	SH		SOLE		283,300		283,300
Mueller Wtr Prods Inc	COM SER B	624758 20 7	3,462	347,300	SH		SOLE		347,300		347,300
Wesco Finl Corp	COM	950817 10 6	28,834	70,846	SH		SOLE		70,846		70,846

     REPORT SUMMARY   13 Records   139,948   1,786,721
</TABLE>